Exhibit 23.2

CONSENT OF JOHN T. BOYD COMPANY

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 by Oxford Resource Partners, LP (the “Partnership”), Oxford Resource Finance Corporation and certain subsidiaries of the Partnership of information contained in our report dated February 22, 2011, addressed to the Partnership, relating to estimates of coal reserves of the Partnership located in Northern Appalachia and the Illinois Basin including setting forth the estimates of the Partnership’s coal reserves in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010. We also consent to the reference to John T. Boyd Company in those filings and any amendments thereto.

John T. Boyd Company

By:	/s/ Ronald L. Lewis
Ronald L. Lewis Managing Director and COO

Dated: December 9, 2011